

PEACEFUL ARTS

Ales & Lagers

OFFERING MEMORANDUM

facilitated by



Peaceful Arts Ales & Lagers

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Peaceful Arts Ales & Lagers
State of Organization	FL
Date of Formation	08/10/2023
Entity Type	Limited Liability Company
Street Address	19110 NW 218th Ave, High Springs FL, 32643
Website Address	www.peacefulartsbeer.com

(B) Directors and Officers of the Company

Key Person	Brett Bauer
Position with the Company Title First Year	 Owner 2023
Other business experience (last three years)	• **Brewer** (*First Magnitude Brewing Company, Oct '22 - Present*) — Production craft brewery and taproom in Gainesville, FL. Primarily responsible for wort production as well as all tasks related to the production of beer. • **Manufacturing Supervisor, Upstream** (National Resilience, July '21 - Oct '22) - CDMO specializing in clinical to commercial pharmaceutical development and

	manufacturing for private clients and the US government. Responsible for all aspects of upstream/cell culture activities related to Drug Substance manufacture including supervision of a team of six associates and specialists.
	• **Manufacturing Associate II, Upstream** (Ology Bioservices Inc., Aug '20 - July '21) CDMO specializing in clinical to commercial pharmaceutical development and manufacturing for private clients and the US government. Acquired by National Resilience in July '21. Responsible for the execution of daily tasks applying to the upstream/cell culture activities related to Drug Substance manufacture.
	• **Head Brewer / Production Manager** (Heaven and Ale Brewing Company, May '19 - July '20) Production craft brewery and taproom in Chattanooga, TN. Responsible for all tasks related to the production of beer including production staff management, inventory management, and recipe development.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Brett Bauer	100%

(D) The Company's Business and Business Plan

Our Story

After working in professional brewing for seven years and across three states, Brett Bauer is striking out on his own to create and lead a taproom brewery following his vision.

- Former lead brewer of Idle Hands Craft Ales for five years in Malden, MA

- Former head brewer/production manger of Heaven and Ale Brewing for over a year in Chattanooga, TN
- Current brewer at First Magnitude Brewing for almost a year in Gainesville, FL
- Graduate of the American Brewers Guild of Middlebury, VT after being awarded the Greg Noonan Scholarship in 2014

Our Offerings

Peaceful Arts Ales and Lagers will offer our customers the highest quality beers that have been meticulously designed and refined over years of experience.

- Production will focus on flavorful New England-style pale ales, refreshing lagers, robust dark ales, and complex farmhouse ales
- Taproom will feature 8 draught lines of our house-made ales and lagers for on-site enjoyment in our taproom or outdoor biergarten
- Our beers will also be offered to take home as freshly filled growlers and 4pks of pre-filled 16oz cans, as well as naturally conditioned bottles for special releases

Location

Peaceful Arts Ales and Lagers will be a taproom brewery joining Alachua's expanding Progress District.

- We're working diligently to join a new business park that will also feature a hard cidery, meadery, bakery, events space and more
- The expanded Progress District will also add hotels and nearby residential homes providing a captive audience nearby
- The Progress District is one of the largest clusters of biotech businesses in the state and is still expanding
- We will also be steps away from San Felasco Hammock Preserve State Park, which has miles of trails for hiking, mountain biking and horseback riding.

The Team

Brett Bauer, Founder / Head Brewer

Brett Bauer is a professional craft brewer with seven years of brewing experience and a formal brewing education. He was a recipient of the Greg Noonan Scholarship for full tuition coverage and graduated from the American Brewers Guild in 2014. He got his start in the industry with Idle Hands Craft Ales in 2014 as an assistant brewer to then head brewer Ben Howe (Enlightenment Ales / Otherlands Beer). When Ben departed for new opportunities and Idle Hands was set to re-open in Malden, MA, Brett stepped into the role of lead brewer in 2016 to spearhead the relaunch.

From reopening in 2016 to his departure in 2019, Brett developed and produced Idle Hands top selling recipes including Four Seam New England IPA, which would be served all over the metro Boston area from top bottle shops and bars to New England's largest venue, Gillette Stadium. When Idle Hands was named Boston's Best Brewery in 2020 by Boston Magazine, Brett's original recipes of Four Seam and Kill Your Idles fruited sour were noted as the company's standouts. His Six Seam New England Double IPA would land on #66 Beeradvocates Top 100 beers in Massachusetts; notably one of only five beers on the list that did not belong to regional darlings Treehouse Brewing Co or Trillium Brewing Co. Why does that detail matter? It proves he can develop recipes that stand out and produce high quality beers that grab consumers' attention in a crowded and competitive market. In 2018, he led Idle Hands to produce 1000+ bbls of beer and gross sales of over $1,000,000 for the first time in the company's history.

In 2019, Brett took the role of Head Brewer / Production Manager at Heaven and Ales Brewing Company in Chattanooga, TN. He led the redevelopment of their flagship recipes, expanded production for the start of their canning operation, as well as the planning for production at their new satellite brewery and taproom.

Ultimately, the pandemic that started in 2020 would change the landscape drastically. He parted ways with Heaven and Ale in the summer of 2020 to return to the biotech industry. To help in the fight against the pandemic as part of Operation: Warpspeed, Brett joined Ology Bioservices in Alachua, FL as an associate to their upstream manufacturing team. Less than two years after his hire, he was promoted to Supervisor of Upstream Manufacturing. While he excelled in his field, he missed the joy he found in brewing and home-brewing wasn't enough.

In 2022, he returned to the brewing industry with local favorites, First Magnitude Brewing in Gainesville, FL and is currently leading hot side production. Since joining First Magnitude, they have earned new acclaim including a Best in Show at the Best Florida Beer competition for Nightfall American Stout and a gold medal at the World Beer Cup for their flagship dark mild, Drift.

Peaceful Arts Ales & Lagers is the culmination of Brett's knowledge, experience, and passion with a new motivation to bring his vision of the perfect brewery and taproom experience to life in Alachua, FL.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$75,000
Offering Deadline	November 24, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Production Equipment	$40,000	$40,000
Taproom Furnishings	$10,000	$20,000
Building Updates	$15,000	$15,000
Start-up Costs	$4,937	$40,630
Mainvest Compensation	$5,062.5	$8,370
TOTAL	$74,999.5	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	2.0 - 3.3%[2]
Payment Deadline	2030-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.5 x 1.4 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.0% and a maximum rate of 3.3% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$75,000	2.0%
$87,250	2.3%
$99,500	2.6%
$111,750	3.0%
$124,000	3.3%

[3] To reward early participation, the investors who contribute the first $75,000.0 raised in the offering will receive a 1.5x cap. Investors who contribute after $75,000.0 has been raised in the offering will receive a 1.4x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Brett Bauer	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

Peaceful Arts Ales and Lagers was established in August 2023. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

Peaceful Arts Ales and Lagers forecasts the following milestones:

- Secure lease in Alachua, FL by December 2023.

- Hire for the following positions by June 2024: Taproom Manger, Assistant Brewer, and Bartenders (4)

- Achieve $685,000 revenue per year by First 12 months of business.

- Achieve $63,000 profit per year by First 12 months of business.

No other outstanding debt or equity

The capital raised through Mainvest will make up a portion of the Peaceful Arts Ales and Lagers's fundraising. Peaceful Arts Ales and Lagers will require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its -year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$684,992	$719,250	$755,213	$792,974	$816,763
Cost of Goods Sold	$239,747	$251,738	$264,324	$282,825	$291,309
Gross Profit	$445,245	$467,512	$490,889	$510,149	$525,454
EXPENSES					
Operating Expenses	$381,549	$396,806	$407,985	$439,353	$450,336
Operating Profit	$63,696	$70,706	$82,904	$70,796	$75,118

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V